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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 3
                               (FINAL AMENDMENT)
                                      TO
                                SCHEDULE 14D-1
                      TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                MHI GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                       LOEWEN GROUP INTERNATIONAL, INC.
                                      AND
                                  SPRT CORP.
                                   (BIDDERS)
                    COMMON STOCK, PAR VALUE $0.40 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   552925505
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                            ROBERT O. WIENKE, ESQ.
                              SR. VICE PRESIDENT,
                            LAW AND GENERAL COUNSEL
                       LOEWEN GROUP INTERNATIONAL, INC.
                   50 EAST RIVERCENTER BOULEVARD, SUITE 800
                           COVINGTON, KENTUCKY 41011
                                (606) 431-6663
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF THE BIDDERS)

                               ----------------

                                   COPY TO:
                          CHRISTOPHER M. KELLY, ESQ.
                          JONES, DAY, REAVIS & POGUE
                             599 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 326-3939

                                AUGUST 9, 1995
    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT ON SCHEDULE 13D)

                           CALCULATION OF FILING FEE
================================================================================
            Transaction                                  Amount of
             Valuation:                                  Filing Fee:
           $75,276,656*                                $15,155.33**
================================================================================
* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 7,344,064 shares of Common Stock, par value $0.40 per share (the "Shares"), at a price per Share of $10.25 in cash. Such number of Shares represents all of the Shares outstanding as of August 9, 1995, and assumes the exercise or conversion of all existing options, rights and securities which were then exercisable or convertible into Shares.
** Includes a Schedule 13D filing fee of $100.
[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
   Amount Previously Paid:   $15,155.33
   Form or Registration No.: Schedule 14D-1 and Schedule 13D
   Filing Party: Loewen Group International, Inc. and SPRT Corp.
   Date Filed: August 14, 1995
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

  CUSIP NO. 552925505

 1.
  Names of Reporting Persons: Loewen Group International, Inc.
  S.S. or I.R.S. Identification Nos. of Above Person: 52-1522627
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group (See
  Instructions).

  [_] (a)
  [_] (b)
--------------------------------------------------------------------------------

 3.
  SEC Use Only.
--------------------------------------------------------------------------------

 4.
  Sources of Funds (See Instructions). BK
--------------------------------------------------------------------------------

 5.
  [_] Check if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f).
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization: Delaware
--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting Person: 7,638,309 shares of Common Stock (including 22,077 shares subject to guaranteed delivery procedures)*
--------------------------------------------------------------------------------

 8.
  [_] Check if the Aggregate Amount in Row 7 Excludes
  Certain Shares.
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row 7.
  95.3% (based upon the number of Shares outstanding as of August 9, 1995)*
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions). CO

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

 CUSIP NO.: 552925505

 1.
  Names of Reporting Persons: The Loewen Group Inc.
  S.S.or I.R.S. Identification Nos. of Above Person: 98-0121376
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group (See
  Instructions).

  [_] (a)
  [_] (b)
--------------------------------------------------------------------------------

 3.
  SEC Use Only.
--------------------------------------------------------------------------------

 4.
  Sources of Funds (See Instructions). AF, BK
--------------------------------------------------------------------------------

 5.
  [_] Check if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f).
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization: Province of
  British Columbia
--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting Person: 7,638,309 shares of Common Stock (including 22,077 shares subject to guaranteed delivery procedures)*
--------------------------------------------------------------------------------

 8.
  [_] Check if the Aggregate Amount in Row 7 Excludes
  Certain Shares.
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row 7.
  95.3% (based upon the number of Shares outstanding as of August 9, 1995)*
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions). CO

--------------------------------------------------------------------------------

 CUSIP NO.: 552925505

 1.
  Names of Reporting Persons: SPRT Corp.
  S.S. or I.R.S. Identification Nos. of Above Person:
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group (See
  Instructions).

  [_] (a)
  [_] (b)
--------------------------------------------------------------------------------

 3.
  SEC Use Only.
--------------------------------------------------------------------------------

 4.
  Sources of Funds (See Instructions). AF
--------------------------------------------------------------------------------

 5.
  [_] Check if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f).
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization: Florida
--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting Person: 5,898,134 shares of Common Stock (including 22,077 shares subject to guaranteed delivery procedures)*
--------------------------------------------------------------------------------

 8.
  [_] Check if the Aggregate Amount in Row 7 Excludes
  Certain Shares.
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row 7.
  94.0% (based upon the number of Shares outstanding as of August 9, 1995)*
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions).  CO

--------------------------------------------------------------------------------

        *On August 9, 1995, Loewen Group International, Inc., a Delaware corporation (the "Parent"), an indirect wholly owned subsidiary of The Loewen Group Inc., a corporation organized under the laws of the Province of British Columbia ("TLGI"), entered into a Stock Option Agreement, dated as of August 9, 1995 (the "Company Option Agreement") with MHI Group, Inc. (the "Company"), pursuant to which the Company granted to the Parent an irrevocable option, subject to certain conditions (the "Company Option"), to purchase for a price of $10.25 per share (subject to adjustments specified therein) up to 1,253,823 shares (the "Option Shares") of Common Stock, par value $0.40 per share (the "Shares"), of the Company (which would represent approximately 16.7% of the Shares outstanding as of August 9, 1995 if the Company Option were then exercised in full and the Company delivered newly issued Shares upon such exercise). The Company Option to purchase the Option Shares is reflected in Rows 7 and 9 of each of the tables above. The Company Option is exercisable by the Parent, in whole or in part, at any time or from time to time after the occurrence of a "Triggering Event", as such term is defined in the Company Option Agreement. In addition, on August 9, 1995, the Parent entered into a Warrant Option Agreement, dated as of August 9, 1995 (the "Warrant Option Agreement") with MH Associates, a New York general partnership ("MH Associates"), pursuant to which MH Associates has granted to the Parent the option (the "Warrant Option") to purchase MH Associates' option (the "MH Option") to purchase 486,352 Shares (the "MH Option Shares") at a purchase price of $2.25 per MH Option Share at any time or from time to time prior to April 22, 1996, granted pursuant to the Stock Option Agreement dated April 22, 1986 between the Company and KD Equities, as amended by the Option Amendment Agreement dated October 26, 1990 between the Company and MH Associates (as successor to KD Equities). The Shares subject to the MH Option, and therefore the Warrant Option Agreement, would constitute approximately 7.2% of the Shares outstanding as of August 9, 1995 if the MH Option were then exercised in full and the Company delivered newly issued Shares upon such exercise. If the Warrant Option were exercised, and each of the Company Option and the MH Option were then exercised in full and the Company delivered newly issued Shares upon such exercise, the Parent would beneficially own approximately 95.3% of the then outstanding Shares (based upon the number of Shares outstanding as of August 9, 1995).

Amendment No. 3 (Final Amendment) to Schedule 14D-1

        This Amendment No. 3 (Final Amendment) amends and supplements the Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on August 14, 1995 by SPRT Corp., a Florida corporation (the "Purchaser"), and Loewen Group International, Inc., a Delaware corporation, as bidders, as amended (the "Statement"), with respect to the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $0.40 per share (the "Shares"), of MHI Group, Inc., a Florida corporation, for $10.25 per Share, net to the seller in cash.

        Unless otherwise indicated, the information set forth in the Statement remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in the Statement.

ITEM  6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Item 6(a)-(b) is hereby amended and supplemented to add at the end thereof the Following:

        The Offer terminated at 12:00 midnight, New York City time, on Monday, September 18, 1995. The Loewen Group Inc. ("TLGI") issued a press release on September 19, 1995 in which it disclosed that Parent had been informed by the depositary that 5,898,134 Shares (approximately 94% of the outstanding Shares) were tendered prior to the expiration of the Offer, including 22,077 Shares tendered pursuant to guaranteed delivery procedures. TLGI also announced that all of the Shares tendered pursuant to the Offer (including Shares subject to guaranteed delivery procedures) were accepted for payment.

        A copy of such press release is attached hereto as Exhibit (a)(11) and incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

        The response to Item 10 is hereby amended by adding the following statement:

        On September 18, 1995, the applications of Parent and Purchaser for certain regulatory licenses for the operation of the Company's cemeteries were approved by the Florida Department of Banking and Finance, Board of Funeral and Cemetery Services.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

        (a)(11) Text of Press Release issued on September 19, 1995.

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 1995

                                        SPRT CORP.


                                        By: /s/ A.M. Bruce Watson
                                            ------------------------------
                                            Name:  A.M. Bruce Watson
                                            Title: Treasurer and Secretary

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 1995

                                        LOEWEN GROUP INTERNATIONAL, INC.


                                        By: /s/ A.M. Bruce Watson
                                            ------------------------------
                                            Name:  A.M. Bruce Watson
                                            Title: Executive Vice President

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 1995

                                        THE LOEWEN GROUP INC.


                                        By: /s/ A.M. Bruce Watson
                                            ------------------------------
                                            Name:  A.M. Bruce Watson
                                            Title: Executive Vice President